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                                                    August 5, 2022

Ryan S. Wheeler, Esq.
Thompson Hine LLP
312 Walnut Street, 20th Floor
Cincinnati, Ohio 45202


              Re:     RM Opportunity Trust
                      File No. 333-266066

Dear Mr. Wheeler:

       On July 8, 2022, RM Opportunity Trust (the    Trust   ) filed a
registration statement on
Form N-1A (the    Registration Statement   ) under the Securities Act of 1933 (
  Securities Act   )
and the Investment Company Act of 1940 (   1940 Act   ) to register shares of
the RM Greyhawk
Fund (the    Fund   ). Our comments are set forth below. All capitalized terms not otherwise
defined herein have the meaning given to them in the Registration Statement.

General

1. We note that portions of the registration statement are incomplete. Please ensure that the fee table, hypothetical expense example, references to the auditor, auditor's consent, and seed financial statements are provided in an amendment as a full financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

2. Please supplementally explain if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

3. The staff reminds the Fund that pursuant to rule 12d1-4, executed fund of funds investment agreements between an acquiring fund and any acquired funds must be filed as an exhibit to the registration statement since under rule 12d1-4, the Commission has deemed these agreements to be material contracts. See, Adopting Release (https://www.sec.gov/rules/final/2020/33-10871.pdf).

4. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make conforming changes as necessary.
 Ryan S. Wheeler, Esq.
August 5, 2022
Page 2 of 5

5. As a diversified fund, the Fund must have a fundamental policy for diversification. Please disclose the fundamental policy in the Investment Restrictions section, within the
       Statement of Additional Information.

Investment Objective, page 3

6.     We note the investment objective of the Fund is    absolute total
returns with less volatility
       than majority equity market indices.    Please succinctly explain what
is meant by    less
       volatility than majority equity market indices    or revise to more
generally refer to, for
       example,    volatility control    or    reduced exposure to market
volatility.

Fees and Expenses of the Fund, page 3

7. The last sentence of note (3) to the fee table describes the conditions allowing the
       Adviser to recoup previously waived expenses. Please revise the disclosure to clarify that the Fund may only make repayments to the Adviser if such repayment does not cause the
       Fund   s expense ratio (after the repayment is taken into account) to exceed the lesser of:
       (1) the expense cap in place at the time such amounts were waived; and
(2) the Fund   s
       current expense cap. In addition, please confirm that this disclosure is consistent throughout the document (see pages 10 and 29).

Principal Investment Strategies, pp. 3-4

8. We note that two of the six asset classes described in the first paragraph of this section involve investments in futures, most of which are commodities derivatives that are not
       considered    securities,    as defined in Section 2(a)(36) of the 1940
Act. Please
       supplementally explain to what extent the fund intends to invest in futures that are commodities and whether the Adviser will manage the Fund to limit any non-qualifying
       income for tax purposes so that the Fund maintains its    regulated
investment company
       (   RIC   ) status under Subchapter M of the Internal Revenue Code
(e.g., by investing
       through a wholly-owned Cayman subsidiary). If the fund does not intend to qualify as a
       RIC, please add related disclosure to the prospectus, including disclosure describing the relevant tax risks.

9. Please clarify whether the Fund will have a target return or target allocation among asset classes.

10. In the first paragraph, in the second sentence, please clarify what it means to "indirectly invest" in Underlying Funds. Do you mean indirectly investing in Asset Classes through investment in Underlying Funds?

11.    In the first paragraph, the second sentence refers to    private funds,
  while the third
       sentence refers to    privately placed pooled investment vehicles    and
   hedge funds.
 Ryan S. Wheeler, Esq.
August 5, 2022
Page 3 of 5

       Please choose a defined term such as    hedge funds    and use this term
in the principal
       strategy section and in the risks factors below.

12. Please clarify whether investments will be in affiliated or unaffiliated Underlying Funds.
       If affiliated, please disclose any related conflicts of interest.

13.    Supplementally, please explain how the Fund will comply with section
12(d).

14. It appears that the Fund may invest up to 10% of its net assets in hedge funds, and unlimited assets in junk bonds and futures, including commodities futures. Given the liquidity profile of these investments, please explain how the fund determined that its investment strategy is appropriate for the open-end structure. Your response should include information concerning the relevant factors referenced in the release adopting rule 22e-4 under the 1940 Act. Your response may also include general market data on the types of investments you intend to hold. See Investment Company Liquidity Risk
       Management Programs, Investment Company Act Release No. 32315 (Oct. 13,
2016) at
       pp. 154-155.

15.    For clarity regarding the fund   s investment strategy, please move the
first sentence of the
       second paragraph on page 4 (   The Adviser   s strategy employs       )
to the first paragraph
       of this section.

Principal Investment Risks, pp. 4-6

16. We note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect
the Fund   s net asset
       value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal
       Risks Disclosure.

17. Please supplementally confirm that Fund has disclosed the risks of the Underlying Funds that in the aggregate are principal risks of the Fund itself.

18.    Please consider updating the disclosure in    Bond Risk    to reflect
that we are currently in
       a period of rising interest rates and high inflation.

19.    Please tailor    Derivatives Risk    to address those instruments
identified as principal
       investments of the fund (e.g., swaps).

20.    In    Leverage Risk,    please change the third sentence as follows:
The more the fund
       invests in leveraged   .

21.    In    Management Risk,    you refer to "Asset Classes" and "asset
classes." Please review
       the use of defined terms and use them consistently throughout the registration statement.
 Ryan S. Wheeler, Esq.
August 5, 2022
Page 4 of 5

22.      Mutual Fund, ETF and Pooled Vehicle Risk,    overlaps with "Underlying
Fund Risk"
      below; please combine the risks and eliminate duplicative disclosure.

23. Please consider separating pooled vehicle risk from mutual fund and ETF risk, and
      renaming it    Hedge Fund Risk.

24.   We note there is    Small and Mid-Cap Issuer Risk,    please consider
disclosing risks
      related to large-cap issuers as well.

25. If ETFs will be a principal investment of the fund, please add structural ETF risks to the risk factors (e.g., that ETFs may trade at premium or discount to the net asset value of the underlying portfolio, particularly in times or market stress and that ETFs rely on authorized participants to make a market).

26.   In    Underlying Fund Risk,    please clarify in the third sentence that
the underlying stocks
      and bonds are held by the Underlying Fund. In addition, please clarify what is meant by other basic assets.

Performance, page 6

27. Please tell us the appropriate broad-based securities market index the Fund intends to use in its average annual total return table. We may have more comments after reviewing your response. See Instruction 5 to Item 27(b)(7) of Form N-1A.

Portfolio Manager, page 6

28. Please provide only the information required by Item 5 (name, title, date and month the
      Portfolio Manager first served the fund) for all portfolio managers.

Additional Information about the Principal Investment Strategies and Related
Risks
Principal Investment Risks, pp. 6-7

29. Please review the disclosure in Item 9 and revise to remove duplicative disclosure. See
      IMGU 2014-08.

Portfolio Manager, p. 11

30. Please move this information to the SAI since information about the portfolio manager already appears on page 6.

Statement of Additional Information, Investment Restrictions, pp. 24-26

31. Please review and revise the disclosure to reflect new rule 18f-4. On August 19, 2022, the
      1979 General Statement of Policy (Release 10666) that provided Commission guidance on how funds may engage in certain trading practices in light of the restrictions under
 Ryan S. Wheeler, Esq.
August 5, 2022
Page 5 of 5

       section 18 of the Act will be withdrawn. Related staff guidance also will be withdrawn on
       that date. A fund may rely on rule 18f-4 after the rule   s effective
date but before the
       compliance date, provided the fund satisfies the rule   s applicable
conditions and does not
       also rely on Release 10666 or related Commission or staff guidance.

                                         ***************
        The response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.
        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       If you have any questions, please feel free to contact me at (202) 551-6870 or
hahnja@secgov.

                                             Sincerely,

                                             /s/ Jaea Hahn

                                             Jaea Hahn
                                             Senior Counsel

cc:    Andrea Ottomanelli Magovern, Assistant Director
       Sumeera Younis, Branch Chief
       Christina Fettig, Accounting Reviewer